Exhibit 5(a)
November 16, 2007
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
Sir/Madam:
     Reference is made to this Registration Statement on Form S-8 being filed by you with the Securities and Exchange Commission, relating to one million, five hundred thousand (1,500,000) shares of E. I. du Pont de Nemours and Company (hereinafter called “the Company”) $0.30 par value Common Stock (“Common Stock”). It is my opinion that:
     (a) the Company is duly organized and existing under the laws of the State of Delaware; and
     (b) all shares of Common Stock so registered are or will when sold, be legally issued, fully paid and nonassessable.
     I hereby consent to the use of this opinion in connection with the above-mentioned Registration Statement.

Very truly yours,
/s/ Stacey J. Mobley
Stacey J. Mobley
Senior Vice President and Chief Administrative Officer and General Counsel